Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY MINERVA SURGICAL, INC.: UTRS-005

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Minerva Surgical, Inc.

4255 Burton Dr.

Santa Clara, CA 95054

Attention: David M. Clapper

Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 7, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Ibolya Ignat

 Mary Mast

 Tom Kluck

 Alan Campbell

RE:	Minerva Surgical, Inc.

Registration Statement on Form S-1

File No. 333-259832

Ladies and Gentlemen:

On behalf of our client, Minerva Surgical, Inc. (the “Company”), we submit this letter to the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in response to comment #11 from the Staff, received by letter dated August 18, 2021, to David M. Clapper, Chief Executive Officer of the Company, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on July 23, 2021 and filed via EDGAR on September 27, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

AUSTIN                BEIJING                 BOSTON                BRUSSELS                 HONG KONG                LONDON                LOS ANGELES                NEW YORK

PALO ALTO                 SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

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We have explained below how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the most recent valuations of its common stock leading up to the initial public offering of its common stock and the estimated offering price. The Company hopes this information will help facilitate your review of the Company’s accounting for equity issuances including stock compensation.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Price Range

To assist the Staff in its evaluation of stock-based compensation disclosures and certain other matters, the Company advises the Staff that the Company currently anticipates an approximate pre-stock split price range of $[***] to [***] per share (the “Price Range”) for an initial public offering (the “IPO”) of the Company’s common stock, with a midpoint of the anticipated Price Range of approximately $[***] per share (the “Midpoint Price”). The Company anticipates implementing a reverse stock split in connection with the IPO and will present post-stock split share numbers and per-share price information in the amendment of the Registration Statement that includes the price range. This letter presents all share numbers and per-share price information on a pre-stock split basis.

The Price Range has been determined based on a number of factors, including the Company’s business strategy and operating results, input received from the Company’s “testing the waters meetings,” current market conditions and input received from J.P. Morgan Securities LLC, Piper Sandler & Co., UBS Securities LLC and SVB Leerink LLC (the “Underwriters”), including discussions that took place between October 4-6, 2021 among representatives of the Company and representatives of the Underwriters.

The Price Range does not consider any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company; current market conditions, including the volatility, disruptions and uncertainty caused by the COVID-19 pandemic and its impact on the capital markets; recent strategic and collaboration transactions in the life sciences/medical device industry; and the current valuations of public companies at a similar stage of development as the Company. Prior to the discussions held during October 4-6, 2021, the Underwriters had not provided the Company with a specific estimated price range.

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

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The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Common Stock Valuation

The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all stock-based payments made to employees, directors and other service providers based on estimated grant-date fair values and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock for financial reporting purposes to be as follows:

Valuation Date	Date of Underlying Valuation Report	Estimated Fair Value Per Share of Common Stock	Valuation Method
March 9, 2020	March 16, 2020	$0.10	OPM
May 12, 2020	November 3, 2020	$0.10	OPM
December 31, 2020	June 7, 2021	$0.10	OPM
March 31, 2021	June 8, 2021	$2.17	PWERM
July 31, 2021	September 21, 2021	$2.17	PWERM

These estimated fair values per share of common stock were determined after considering valuation reports from independent third-party valuation firms as well as other objective and subjective factors as appropriate, including the Company’s revenue figures; the Company’s stage of development; the Company’s cash burn and cash balances; the value of public companies with similar profiles to the Company; the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock; the need for and market related to additional private financings, such as preferred stock financings; the likelihood of achieving a liquidity event, including an IPO; litigation ongoing at the Company and the other factors described below. A discussion of each valuation and equity grant since March 12, 2020, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price is set forth below.

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

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The following table sets forth all equity awards made by the Company from March 12, 2020 to the present:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date (utilized for ASC 718 calculation)
03/12/2020	Options	437,320	$0.10	$0.10
07/22/2020	Options	822,450	$0.10	$0.10
09/10/2020	Options	841,399	$0.10	$0.10
09/16/2020	Options	39,679	$0.10	$0.10
12/08/2020	Options	590,351	$0.10	$0.10
02/01/2021	Options	482,394	$0.10	$0.10
03/18/2021	Options	1,127,870	$0.10	$2.17	(1)
06/16/2021	Options	7,897,291	$2.17	$2.17
08/11/2021	Options	744,924	$2.17	$2.17
09/22/2021	Options	198,000	$2.17	$2.17
09/27/2021	Options	336,800	$2.17	$2.17

(1) The Company issued options in March 2021 before receiving the updated 409A valuation and recognized the stock-based compensation charge with the updated fair value following the change in valuation methodology.

March 9, 2020 Valuation

In preparing the March 9, 2020 valuation (reflected in the report issued on March 16, 2020), the Company determined its enterprise value using the equal weighting of the Guideline Public Company Method and Comparable Transaction Method. The Company did not use the Subject Company Transaction Method (also known as the “back-solve” method), given the length of time since its last preferred equity issuance in 2016. The Company also did not use the Income Approach, as it determined this approach to be more effective for later-stage companies, or Cost Approach, as it determined that a purely historic approach without considering future expectations was appropriate.

The Company then allocated the enterprise value amongst its equity securities using the option pricing method (“OPM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options. The OPM treats common stock and preferred stock as call options on the total equity value of a company with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under the OPM, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event such as a strategic sale or merger. The OPM was selected for the March 2020 valuation, as it was concluded that this method was superior to other valuation methods (including the current value method (“CVM”), the probability-weighted expected return method (“PWERM”) and the hybrid method, which is a combination of the PWERM and the OPM), given the reasonable expectation of lognormal distributions of potential outcomes at the liquidity event and the difficulty selecting and supporting appropriate exit values.

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

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The resulting estimated fair value of the Company’s common stock was $0.10 per share on a non-marketable, minority basis.

For the March 9, 2020 valuation, the Company used:

•	A concluded equity value of approximately $[***];

•	a probability-weighted time to exit of 2.0 years based upon an analysis of market conditions and discussions at the management level regarding an exit most likely to occur in the form of a M&A event;

•	a risk-free interest rate of 0.38% based on the rate on U.S. Treasury securities with a maturity date of two years as of the valuation date; and

•	an estimate for expected volatility of 49.5% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A discount for lack of marketability (“DLOM”) of 40.0% was then applied to account for the lack of an active trading market in the Company’s securities.

Analysis of March 12, 2020, July 22, 2020, September 10, 2020, September 16, 2020, December 8, 2020, February 1, 2021 and March 18, 2021 Grants

At March 12, 2020, July 22, 2020, September 10, 2020, September 16, 2020, December 8, 2020, February 1, 2021 and March 18, 2021, the Board determined that the estimated fair value of the Company’s common stock was $0.10 per share in consideration of the valuation analysis as of March 9, 2020 and other objective and subjective factors as appropriate, including: the development of the Company’s products; uncertainty as to when the Company would complete an IPO or initiate an M&A event, if at all; and the overall health of the economy and medical device sector in general. The Company considered the growing volatility in the capital markets and the impact of the COVID-19 pandemic on sales and customer activity. Based on all of these considerations taken together, the Board concluded that no significant internal or external value-affecting events had taken place between the March 9, 2020 valuation date and March 18, 2021 that were not already reflected in the March 9, 2020 valuation.

May 12, 2020 Valuation

A valuation report of May 12, 2020 was obtained by Company management after the Company had acquired certain intrauterine health assets from Boston Scientific Corporation (“BSC”). The May 12, 2020 report confirmed the estimated fair value per share of common stock of the March 9, 2020 valuation report had remained unchanged.

In preparing the May 12, 2020 valuation (reflected in the report issued on November 3, 2020), the Company determined its enterprise value using the equal weighting of the discounted cash flow method (“DCF”), Guideline Public Company Method and Comparable Transaction Method. The Company did not use the Subject Company Transaction Method (also known as the “back-solve” method), given the

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

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length of time since its last preferred equity issuance in 2016. The Company also did not use the Cost Approach, as it determined that a purely historic approach without considering future expectations was appropriate. The Company then allocated the enterprise value amongst its equity securities using the OPM. The OPM was selected for the May 2020 valuation, as it was concluded that this method was superior to other valuation methods (including CVM, PWERM and the hybrid method), given the reasonable expectation of lognormal distributions of potential outcomes at the liquidity event and the difficulty selecting and supporting appropriate exit values.

The resulting estimated fair value of the Company’s common stock was $0.10 per share on a non-marketable, minority basis.

For the May 12, 2020 valuation, the Company used:

•	A concluded equity value of approximately $[***];

•

a probability-weighted time to exit of 1.5 years based upon an analysis of market conditions and discussions at the management level regarding an exit most likely to occur in the form of a M&A event or IPO;

•	a risk-free interest rate of 0.17% based on the rate on U.S. Treasury securities with a maturity date of 1.5 years as of the valuation date; and

•	an estimate for expected volatility of 44.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A DLOM of 40.0% was then applied to account for the lack of an active trading market in the Company’s securities.

December 31, 2020 Valuation

A valuation report of December 31, 2020 was obtained by Company management in connection with the Company’s audit process. The December 31, 2020 report confirmed the estimated fair value per share of common stock of the March 9, 2020 valuation report had remained unchanged.

In preparing the December 31, 2020 valuation (reflected in the report issued on June 7, 2021), the Company determined its enterprise value using the equal weighting of the DCF, Guideline Public Company Method and Comparable Transaction Method. The Company did not use the Subject Company Transaction Method (also known as the “back-solve” method), given the length of time since its last preferred equity issuance in 2016. The Company also did not use the Cost Approach, as it determined that a purely historic approach without considering future expectations was appropriate. The Company then allocated the enterprise value among its equity securities using the OPM. The OPM was selected for the December 2020 valuation, as it was concluded that this method was superior to other valuation methods (including CVM, PWERM and the hybrid method), given the reasonable expectation of lognormal distributions of potential outcomes at the liquidity event and the difficulty selecting and supporting appropriate exit values.

The resulting estimated fair value of the Company’s common stock was $0.10 per share on a non-marketable, minority basis.

For the December 31, 2020 valuation, the Company used:

•	A concluded equity value of approximately $[***];

•

a probability-weighted time to exit of 1.5 years based upon an analysis of market conditions and discussions at the management level regarding an exit most likely to occur in the form of a M&A event or IPO;

•	a risk-free interest rate of 0.12% based on the rate on U.S. Treasury securities with a maturity date of 1.5 years as of the valuation date; and

•	an estimate for expected volatility of 51.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A DLOM of 40.0% was then applied to account for the lack of an active trading market in the Company’s securities.

March 31, 2021 Valuation

In preparing the March 31, 2021 valuation (reflected in the report issued on June 8, 2021), the Company determined its enterprise value using the PWERM, as it determined that the most appropriate estimates for the Company’s exit values were based on discussions with the Company’s investment bankers, research on comparable company data and precedent transactions.

The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

For the March 31, 2021 valuation, the Company used the PWERM as a result of the increasing likelihood of the occurrence of certain discrete events (i.e., an IPO, an M&A exit or a transaction involving a special-purpose acquisition company (“SPAC”) due to actions taken by the Company and as a result of then-current market conditions and the receptivity of the market to initial public offerings. Using the PWERM, the Company established an enterprise value utilizing a valuation multiple based on precedent initial public offerings. The enterprise value determined under the PWERM was weighted according to the

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

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Company’s board of directors’ estimate of the probability of the occurrence of certain different discrete events as of the valuation date. The resulting equity value for the common stock was then divided by the number of shares of common stock outstanding at the date of the valuation to derive a per share value on a non-marketable basis.

The resulting estimated fair value of the Company’s common stock was determined to be $2.17 per share on a non-marketable, minority basis.

The key drivers in the increased price included the following:

•	continued development and increasing sales of the Company’s products;

•	the significant progress in integrating the intrauterine health assets from BSC;

•	the early-stage preparation for an IPO, including engaging a law firm, accounting firm and finalizing the selection of an investment banking firm; and

•	continued positive overall growth and performance of the economy and strong U.S. equity markets, particularly in the medical device sector.

In this valuation, three scenarios (IPO, M&A exit and SPAC) were utilized reflecting the potential timing and probability of each exit event. Forecasted cash was added to, and forecasted debt was subtracted from, each exit value as of each respective estimated exit date. A $10.0 million development milestone payment and estimated $15.2 million revenue milestone payment that the Company would expect to pay to BSC were then subtracted. In the event of an M&A transaction or SPAC transaction, the Company’s outstanding convertible debt holders would have the option to either take 2.0x their principal plus accrued interest or convert to Series D preferred stock at a conversion price of $1.87 per share. Based on the estimated exit values provided to the Company by investment bankers, in the M&A and SPAC exit scenarios, convertible note holders would receive more by taking 2.0x their principal rather than converting the notes to equity. In an IPO, the analysis assumed the convertible notes holders would convert their notes to preferred stock at $1.87 per share.

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

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The proceeds available for distribution to shareholders, after deducting the payout to convertible note holders, were then allocated to derive the future value per share for each scenario on an as-converted basis. These per share values were then discounted by a discount rate to determine present value. A discount for lack of marketability, discussed below, was applied and each scenario was weighted.

For the IPO scenario, the Company used:

•	an estimated exit date of September 30, 2021;

•	an implied exit enterprise value of approximately $[***] million;

•	plus forecasted cash as of the exit date;

•	less forecasted debt and milestone payments associated with BSC, each as of the exit date; and

•	a fully diluted common and common stock equivalents number, after conversion of all preferred stock and exercise of all options and warrants, of 140,695,597 shares.

For the M&A scenario, the Company used:

•	an estimated exit date of November 30, 2021;

•	an implied exit enterprise value of approximately $[***] million;

•	plus forecasted cash as of the exit date;

•	less forecasted debt and milestone payments associated with BSC, each as of the exit date;

•	less 2.0x the convertible debt principal, plus accrued interest on principal; and

•	a fully diluted common and common stock equivalents number, after conversion of all preferred stock and exercise of all options and warrants, of 100,281,086 shares.

For the SPAC transaction scenario, the Company used:

•	an estimated exit date of March 31, 2022;

•	an implied exit enterprise value of approximately $[***] million;

•	plus forecasted cash as of the exit date;

•	less forecasted debt and milestone payments associated with BSC, each as of the exit date;

•	less 2.0x the convertible debt principal, plus accrued interest on principal; and

•	a fully diluted common and common stock equivalents number, after conversion of all preferred stock and exercise of all options and warrants, of 101,281,086 shares.

The IPO scenario was given a DLOM of 12%, the M&A scenario was given a DLOM of 10%, and the SPAC transaction scenario was given a DLOM of 17%.

The IPO scenario was weighted with a “probability of outcome” of 50%, the M&A scenario was weighted with a “probability of outcome” of 40%, and the SPAC transaction scenario was weighted with a “probability of outcome” of 10%. The Company had been communicating with potential strategic investors throughout the prior year regarding the possibility of an acquisition of the Company. It was management’s belief that the probabilities of each outcome were reasonable.

Using the analysis described above, the resulting estimated fair value of the Company’s common stock was determined to be $2.17 per share on a non-marketable, minority basis. The valuation report as of March 31, 2021 was finalized and received on June 8, 2021. Following receipt, the company determined that a stock compensation charge for the March 18, 2021 grants was appropriate and this expense was recognized in the second quarter of 2021.

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

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Analysis of June 16, 2021 Grants

On June 16, 2021, the Board determined that the estimated fair value of the Company’s common stock was $2.17 per share in consideration of the valuation analysis as of March 31, 2021 and other objective and subjective factors as appropriate, including: the Company’s recent sales and revenue figures; uncertainty as to when the Company would complete an IPO or initiate an M&A event; and the overall health of the economy and medical device manufacturing sector in general. The Company considered the growing volatility in the capital markets and the impact of the prolonged COVID-19 pandemic on customer sales, physician engagement and supply chain. Based on these considerations, the Board concluded that no significant internal or external value-affecting events had taken place between the March 31, 2021 valuation date and June 16, 2021 that were not already reflected in the March 31, 2021 valuation.

July 31, 2021 Valuation

In preparing the July 31, 2021 valuation (reflected in the report issued on September 21, 2021), the Company determined its enterprise value using the PWERM, as it determined that the most appropriate estimates for the Company’s exit values were based on discussions with the Company’s investment bankers, research on comparable company data and precedent transactions.

For the July 31, 2021 valuation, the Company used the PWERM as a result of the increasing likelihood of the occurrence of certain discrete events (i.e., an IPO, an M&A exit or a SPAC transaction) due to actions taken by the Company and as a result of then-current market conditions and the receptivity of the market to initial public offerings. Using the PWERM, the Company established an enterprise value utilizing a valuation multiple based on precedent initial public offerings. The enterprise value determined under the PWERM was weighted according to the Company’s board of directors’ estimate of the probability of the occurrence of certain different discrete events as of the valuation date. The resulting equity value for the common stock was then divided by the number of shares of common stock outstanding at the date of the valuation to derive a per share value on a non-marketable basis.

The resulting estimated fair value of the Company’s common stock was determined to be $2.17 per share on a non-marketable, minority basis.

In this valuation, three scenarios (IPO, M&A exit and SPAC transaction) were utilized reflecting the potential timing and probability of each exit event. Forecasted cash was added to and forecasted debt was subtracted from each exit value as of each respective estimated exit date. A $10.0 million development milestone payment and estimated $15.2 million revenue milestone payment that the Company would expect to pay to BSC were then subtracted. In the event of an M&A transaction or SPAC transaction, the Company’s outstanding convertible note holders would have the option to either take 2.0x their principal plus accrued interest or convert to Series D preferred stock at a conversion price of $1.87 per share. Based on the estimated exit values provided to the Company by investment bankers, in the M&A and SPAC exit scenarios, convertible note holders would receive more by taking 2.0x their principal rather than converting the notes to equity. In an IPO, the analysis assumed the convertible notes holders would convert their notes to preferred stock at $1.87 per share.

The proceeds available for distribution to shareholders, after deducting the payout to convertible note holders, were then allocated to derive the future value per share for each scenario on an as-converted basis. These per share values were then discounted by a discount rate to determine present value. A discount for lack of marketability, discussed below, was applied and each scenario was weighted.

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Minerva Surgical, Inc.

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For the IPO scenario, the Company used:

•	an estimated exit date of October 29, 2021;

•	an implied exit enterprise value of approximately $[***] million;

•	plus forecasted cash as of the exit date;

•	less forecasted debt and milestone payments associated with BSC, each as of the exit date; and

•	a fully diluted common and common stock equivalents number, after conversion of all preferred stock and exercise of all options and warrants, of 148,051,854 shares.

For the M&A scenario, the Company used:

•	an estimated exit date of December 15, 2021;

•	an implied exit enterprise value of approximately $[***] million;

•	plus forecasted cash as of the exit date;

•	less forecasted debt and milestone payments associated with BSC, each as of the exit date;

•	less 2.0x the convertible debt principal, plus accrued interest on principal; and

•	a fully diluted common and common stock equivalents number, after conversion of all preferred stock and exercise of all options and warrants, of 105,932,735 shares.

For the SPAC transaction scenario, the Company used:

•	an estimated exit date of March 31, 2022;

•	an implied exit enterprise value of approximately $[***] million;

•	plus forecasted cash as of the exit date;

•	less forecasted debt and milestone payments associated with BSC, each as of the exit date;

•	less 2.0x the convertible debt principal, plus accrued interest on principal; and

•	a fully diluted common and common stock equivalents number, after conversion of all preferred stock and exercise of all options and warrants, of 106,403,376 shares.

The IPO scenario was given a DLOM of 9%, the M&A scenario was given a DLOM of 6%, and the SPAC transaction scenario was given a DLOM of 13%.

The IPO scenario was weighted with a “probability of outcome” of 55%, the M&A scenario was weighted with a “probability of outcome” of 40%, and the SPAC scenario was weighted with a “probability of outcome” of 5%.

Using the analysis described above, the resulting estimated fair value of the Company’s common stock was determined to be $2.17 per share on a non-marketable, minority basis.

Analysis of August 8, 2021, September 22, 2021 and September 27, 2021 Grants

At August 8, 2021, September 22, 2021 and September 27, 2021 the Board determined to keep the estimated fair value of the Company’s common stock at $2.17 per share in consideration of the valuation analysis as of July 31, 2021 and other objective and subjective factors as appropriate, including: the Company’s recent sales and revenue figures; delays in and uncertainty as to when the Company would complete an IPO

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or initiate an M&A event; recent valuations and the state of the capital markets and the overall health of the economy and medical device manufacturing sector in general. The Company considered the growing volatility in the capital markets and the impact of the COVID-19 pandemic (including the Delta variant) on sales and customer activity. Based on these considerations, the Board concluded that no significant internal or external value-affecting events had taken place between the July 31, 2021 valuation date and September 27, 2021 that were not already reflected in the July 31, 2021 valuation.

The Company has not granted any other equity awards since September 27, 2021.

Comparison of the $2.17 grant price and the Midpoint Price

As is typical in an IPO, the Price Range was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent IPOs for comparable stage medical device manufacturing companies;

•	the general condition of the U.S. capital markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable medical device manufacturing companies;

•	market reaction to the COVID-19 vaccine rollout;

•	an assumption that there would be a receptive public trading market for commercial medical device manufacturing companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the $2.17 grant price and the Midpoint Price is relatively small and primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in September and October 2021, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback suggests that the market would be receptive to the Company’s IPO.

•

Despite the uncertainty and volatility of the COVID-19 pandemic on the IPO market in particular and capital markets in general, the Company identifying a targeted launch date for the IPO using the remote and virtual communications that are required in the shelter-in-place environment given that the traditional in-person roadshow trips are not available or difficult to arrange at this time, and the Board approving the public filing of the Registration Statement in support of the targeted launch date.

•

The valuations of comparable companies that completed or launched IPOs in 2020 and 2021 to date as well as such companies’ performance in the months following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

Securities and Exchange Commission October 7, 2021 Page 12	CONFIDENTIAL TREATMENT REQUESTED BY MINERVA SURGICAL, INC.: UTRS-005

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity markets, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to further market and develop the Company’s products.

•

The Midpoint Price was derived from an analysis that assumes the conversion of the convertible notes into equity, the elimination of the potential events of default associated with the convertible notes and the fact that the interest will no longer accrue after the conversion of the convertible notes.

Valuation Methodology-Specific Factors

•

The methodology for determining the $2.17 valuation price that supported the June-September 2021 grant prices incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock (including convertible preferred stock issuable upon the conversion of approximately $78.2 million of convertible debt) will be converted into common stock. This factor is significant because the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

•

The valuation report used in determining the $2.17 valuation price that supported the June-September 2021 grant prices utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

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The inclusion of other factors by the Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the $2.17 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and was subject to a DLOM as indicated above.

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

Securities and Exchange Commission October 7, 2021 Page 13	CONFIDENTIAL TREATMENT REQUESTED BY MINERVA SURGICAL, INC.: UTRS-005

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (the September 27, 2021 grant price of $2.17) and the prior valuations are reasonable and that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with the Company’s grants of equity awards are reasonable and appropriate in light of all of the considerations outlined above. The Company will continue to update its disclosure for all applicable equity-related transactions through the effective date of the Registration Statement. Currently, the Company does not expect to issue any more equity grants prior to the pricing of its IPO.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.

Securities and Exchange Commission October 7, 2021 Page 14	CONFIDENTIAL TREATMENT REQUESTED BY MINERVA SURGICAL, INC.: UTRS-005

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3564 or poettinger@wsgr.com or Jesse Schumaker at (650) 849-3085 or jschumaker@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip Oettinger Philip Oettinger

cc:	David Clapper, Minerva Surgical, Inc.

Joel Jung, Minerva Surgical, Inc.

Ayoub Sunna, BDO USA, LLP

Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.

B. Shayne Kennedy, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

Minerva Surgical, Inc.